MATTEL, INC.

August 19, 2016

VIA EDGAR

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mattel, Inc. (the "Company" or “Mattel”)
Form 10-K for the year ended December 31, 2015
Filed February 25, 2016
File No. 001-05647

Dear Mr. Mew:

We received and have carefully reviewed your letter of July 25, 2016, which furnished us with a comment on the Company’s Annual Report on Form 10-K for the year ended December 31, 2015. The following is our response to your comment. We have organized our response so that it appears in the format that you used in your letter. For your convenience, we have included the text of your comment as well as the Company’s response.

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Form 10-K for the year ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Constant Currency, page 44

1.
Comment: We note your response to our prior comment number 2, but we reissue in part. You indicate that management establishes constant currency exchange rates for each relevant currency at the beginning of each year and uses them consistently throughout the year and for prior period results. Please revise to include this information in MD&A. Additionally, it is unclear from your response whether you establish constant currency exchange rates using beginning of the year rates in the current year, or establish constant currency exchange rates at the beginning of the year. Please clarify for us and disclose the basis used for calculating constant currency. As part of your response, please provide us with your proposed disclosures.

Response: Mattel established the exchange rates that it uses for constant currency calculations years ago. It considers whether any changes to these rates are appropriate at the beginning of each year but, generally, has held them unchanged. Mattel has applied these rates consistently to both the prior year and current year when calculating and disclosing the percentage impact of currency exchange rates.

In future filings, Mattel proposes to revise its MD&A disclosure as follows:

The currency exchange rate impact reflects the portion (expressed as a percentage) of changes in Mattel’s reported results that are attributable to fluctuations in currency exchange rates.

For entities reporting in currencies other than the US dollar, Mattel calculates the percentage change of period over period results at constant currency exchange rates (established as described below) by translating current period and prior period results using these rates. It then determines the currency exchange rate impact percentage by calculating the difference between the percentage change at such constant currency exchange rates and the percentage change at actual exchange rates.

Mattel established the exchange rates that it uses for these constant currency calculations years ago. It considers whether any changes to these rates are appropriate at the beginning of each year but, generally, has held them unchanged.

In response to our discussion, we acknowledge that the currency exchange rate impact is a non-GAAP financial measure and will include a statement as such in future filings.

In connection with our response to your comment on our filing, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing

•
Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (310) 252-3611 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Kevin M. Farr
Kevin M. Farr
Chief Financial Officer

cc:	Melissa Gilmore, U. S. Securities and Exchange Commission
Jean Yu, U. S. Securities and Exchange Commission

Christopher Sinclair, Chief Executive Officer
Robert Normile, Executive Vice President, Chief Legal Officer and Secretary
Brian Lane, Gibson, Dunn & Crutcher LLP